

Culture Wireless Group, Inc (the "Company")
a Georgia Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended September 30, 2024 & 2023

Table of Contents



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Culture Wireless Group, Inc Management

We have reviewed the accompanying financial statements of Culture Wireless Group, Inc (the Company) which comprise the statement of financial position as of September 30, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, specific circumstances raise uncertainty about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

RNB Capital LLC

Tamarac, FL
May 16, 2025

CULTURE WIRELESS GROUP, INC
STATEMENT OF FINANCIAL POSITION

		As of September 30,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalent	$	6,075	20,307
Accounts Receivable		1,607	-
Other current assets		139	5,000
Total Current Assets		7,821	25,307
Non-Current Assets:			
Fixed Assets - Net		46,328	52,458
Total Non-Current Assets		46,328	52,458
TOTAL ASSETS		54,149	77,765
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	86,275	70,016
Accrued Expense		477	-
Accrued Payroll		-	-
Unearned Revenue		12,017	-
Total Current Liabilities		98,769	70,016
Non-Current Liabilities:			
Total Non-Current Liabilities		-	-
TOTAL LIABILITIES		98,769	70,016
EQUITY			
Common Stock - Class A	$	-	-
Common Stock - Class B		-	-
Common Stock - Class C		-	-
APIC		255,026	232,747
APIC - Stock Options		232,680	215,373
SAFE Notes		100,000	100,000
Accumulated Deficit		(632,326)	(540,371)
TOTAL EQUITY		(44,620)	7,749
TOTAL LIABILITIES AND EQUITY	$	54,149	77,765

See Accompanying Notes to these Unaudited Financial Statements

CULTURE WIRELESS GROUP, INC
STATEMENT OF OPERATIONS

		Year Ended September 30,	
		2024	**2023**
Revenues			
Service Revenue	$	13,459	-
Cost of Goods Sold		(12,486)	(3,711)
Gross Profit		**974**	**(3,711)**
Operating Expenses			
Advertising and Marketing	$	1,509	23,420
General and Administrative		50,930	240,872
Professional Fees		4,580	1,843
Payroll Expense		21,926	217,488
Depreciation Expense		13,983	12,791
Total Operating Expenses		**92,929**	**496,414**
Total Loss from Operations		**(91,955)**	**(500,125)**
Other (Expense)			
Other Expenses	$	-	(287)
Total Other Income (Expense)			
Net Income (Loss)	$	**(91,955)**	**(500,412)**
Earnings Before Income Taxes,			
Depreciation, and Amortization		**(77,972)**	**(487,621)**
Net Income (Loss)	$	**(91,955)**	**(500,412)**

See Accompanying Notes to these Unaudited Financial Statements

CULTURE WIRELESS GROUP, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock - Class A		Common Stock - Class B		Common Stock - Class C		Member Capital	APIC	APIC - Stock Options	SAFE Notes	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount						
Beginning balance at 10/01/2022	-	-	-	-	-	-	143,555	-	-	-	(39,959)	103,596
Member Contribution/Distribution	-	-	-	-	-	-	-	-	-	-	-	-
Net Member's Capital & Retained Earnings before conversion	-	-	-	-	-	-	143,555	-	-	-	(39,959)	103,596
Conversion of LLC to Corporation	-	-	-	-	-	-	(143,555)	143,555	-	-	-	-
Net Member's Capital & Retained Earnings after conversion	-	-	-	-	-	-	-	143,555	-	-	(39,959)	103,596
Issuance of Common Stock	6,153,500	-	200,000	-	-	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-	89,192	-	-	-	89,192
SAFE Notes	-	-	-	-	-	-	-	-	-	100,000	-	100,000
Stock Options Vested	-	-	-	-	-	-	-	-	215,373	-	-	215,373
Net income (loss)	-	-	-	-	-	-	-	-	-	-	(500,412)	(500,412)
Ending balance at 09/30/23	6,153,500	-	200,000	-	-	-	-	232,747	215,373	100,000	(540,371)	7,749
Additional Paid in Capital	-	-	-	-	-	-	-	22,279	-	-	-	22,279
SAFE Notes	-	-	-	-	-	-	-	-	-	-	-	-
Stock Options Vested	-	-	-	-	-	-	-	-	17,307	-	-	17,307
Net income (loss)	-	-	-	-	-	-	-	-	-	-	(91,955)	(91,955)
Ending balance at 09/30/24	6,153,500	-	200,000	-	-	-	-	255,026	232,680	100,000	(632,326)	(44,620)

See Accompanying Notes to these Unaudited Financial Statements

CULTURE WIRELESS GROUP, INC
STATEMENT OF CASH FLOWS

		Year Ended September 30,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(91,955)	(500,412)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		13,983	12,791
Accounts Receivable		(1,607)	-
Other current assets		4,861	(4,754)
Accounts Payable		16,259	69,016
Accrued Expense		477	-
Accrued Payroll		-	-
Unearned Revenue		12,017	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		45,991	77,053
Net Cash provided by (used in) Operating Activities		(45,964)	(423,359)
INVESTING ACTIVITIES			
Fixed Assets	$	(7,853)	(38,466)
Net Cash provided by (used in) Investing Activities		(7,853)	(38,466)
FINANCING ACTIVITIES			
Common Stock - Class A	$	-	-
Common Stock - Class B		-	-
Common Stock - Class C		-	-
APIC		22,279	89,192
APIC - Stock Options		17,307	215,373
SAFE Notes		-	100,000
Net Cash provided by (used in) Financing Activities		39,586	404,565
Cash at the beginning of period		20,307	77,567
Net Cash increase (decrease) for period		(14,231)	(57,260)
Cash at end of period	$	6,075	20,307

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Culture Wireless Group, Inc ("the Company") was originally formed as a Georgia limited liability company, Culture Wireless Group LLC, on December 17, 2021. On March 23, 2023, it was converted into a corporation under the name Culture Wireless Group, Inc. in the State of Georgia. The Company focuses on bridging the digital divide through innovative broadband and wireless solutions. The Company's registered office is in Peachtree Corners, Georgia. The Company's customers are located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on September 30. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 30, 2024 and September 30, 2023.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $6,075 and $20,307 in cash and cash equivalents as of September 30, 2024 and September 30, 2023, respectively.

<u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront; however, in 2024, the Company experienced occasional delays in receiving payments, resulting in outstanding receivables.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of September 30, 2024 and 2023, the Company does not deem an allowance necessary.

As of September 30, 2024 and 2023, the accounts receivable amounts to $1,607 and $0, respectively.

<u>Fixed Assets - Net</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for September 30, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Transportation	5	29,218	29,218
Data Center Equipment	5	41,364	38,466
Customer Premise Equipment	5	4,955	-
Less: Accumulated Depreciation		(29,209)	(15,226)
Totals		**46,328**	**52,458**

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through its Internet Service Provider (ISP) Subscription Service and MVNO Cellphone Subscription Service. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of network uptime for users over the subscription period, which lasts one month. As of September 30, 2024 and 2023, the Company's unearned revenue amounted to $12,017 and $0, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of rent, office expenses, internet expenses, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

	Total Stock Options	Weighted Average Fair Value
Total Stock Options Outstanding, October 1, 2022	-	-
Granted	6,153,500	$0.07
Exercised	-	-
Cancelled	-	-
Total Stock Options Outstanding, September 30, 2023	6,153,500	$0.07
Granted	200,000	$1.00
Exercised	-	-
Cancelled	-	-
Total Stock Options Outstanding, September 30, 2024	6,353,500	$0.10

	Nonvested Stock Options	Weighted Average Fair Value
Nonvested Shares, October 1, 2022	-	-
Granted	6,153,500	$0.07
Vested	(3,076,750)	$0.07
Cancelled	-	-
Total Nonvested Shares, September 30, 2023	3,076,750	$0.07
Granted	200,000	$1.00
Vested	(136,531)	$0.13
Cancelled	-	-
Total Nonvested Shares, September 30, 2024	3,140,219	$0.13

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no outstanding liabilities or debt as of September 30, 2024 and 2023.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares, allocated as follows: 6,000,000 Class A Shares, 2,500,000 Class B Shares, and 1,500,000 Class C Shares, all of which have no par value. 6,153,500 Class A shares and 200,000 Class B shares were issued and outstanding as of 2024 and 2023.

The Company issued 153,500 more Class A shares that were authorized. As of the report date, the Company is working on amending their articles of incorporation, to increase the number of Class A shares authorized.

Voting: Class A shareholders have voting rights and are entitled to one vote per share. Class B and Class C shareholders have no voting rights for any purpose.

Dividends: The holders of Class A, Class B, and Class C shares are entitled to non-cumulative cash dividends at a rate set by the Board of Directors, provided funds are available. However, each class of shareholders cannot participate in dividend payments specifically designated for another class.

<u>Simple Agreements for Future Equity (SAFE)</u>

On July 28, 2023, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with Tides Foundation, a California nonprofit corporation. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. As of September 30, 2024 and 2023, the SAFE Note balance was $100,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 16, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.